UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LANDMARK INFRASTRUCTURE PARTNERS LP

(Name of the Issuer)

Landmark Infrastructure Partners LP

Landmark Infrastructure Partners GP LLC

Landmark Infrastructure REIT LLC

Landmark Infrastructure Inc.

Landmark Dividend LLC

LM Infra Acquisition Company, LLC

LM DV Infrastructure, LLC

Digital LD MergerCo LLC

Digital LD MergerCo II LLC

(Names of Persons Filing Statement)

COMMON UNITS, SERIES A PREFERRED UNITS, SERIES B PREFERRED UNITS AND SERIES C PREFERRED UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

51508J108

(CUSIP Number of Class of Securities)

Josef Bobek Landmark Infrastructure Partners LP 400 Continental Blvd., Suite 500 El Segundo, CA, 90245 (310) 464-3172	George Doyle LM Infra Acquisition Company, LLC 400 Continental Blvd., Suite 500 El Segundo, CA, 90245 (310) 361-5790
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Hillary H. Holmes Tull Florey Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, TX 77002 (346) 718-6600		David Lieberman Chris May Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, TX 77002 (713) 832-5650

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$527,644,110.17	$57,566

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation is calculated based on the sum of (a) the product of 22,128,684 Common Units (which equals to the total outstanding Common Units less the Common Units held by Landmark Dividend LLC and its affiliates) and the per Common Unit transaction consideration of $16.50; (b) the product of 1,788,843 Series A preferred units and the per Series A preferred units transaction consideration of $25.00; (c) the product of 2,628,932 Series B preferred units and the per Series B preferred units transaction consideration of $25.00, and (d) the product of 1,982,700 Series C preferred units and the per Series C preferred units transaction consideration of $25.00 plus accrued distributions pursuant to the transaction agreement (the “Transaction Valuation”).

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$57,566

Filing Party:	Landmark Infrastructure Partners LP

Form or Registration No.:	Schedule 14A

Date Filed:	September 10, 2021; October 6, 2021; October 26, 2021, December 2, 2021

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”) and the issuer of the Common Units representing limited partner interests in the Partnership (the “Common Units”) that are subject to the Rule 13E-3 transaction; (ii) Landmark Infrastructure Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “Partnership GP”); (iii) Landmark Infrastructure REIT LLC, a Delaware limited liability company (“REIT LLC”); (iv) Landmark Infrastructure Inc., a Delaware corporation (“REIT Subsidiary”); (v) Landmark Dividend LLC, a Delaware limited liability company (“Landmark Dividend”); (vi) LM Infra Acquisition Company, LLC, a Delaware limited liability company (“LM Infra”); (vii) LM DV Infrastructure, LLC, a Delaware limited liability company (“LM DV Infra”); (viii) Digital LD MergerCo LLC, a Delaware limited liability company (“Merger Sub”); and (ix) Digital LD MergerCo II LLC, a Delaware limited liability company (“Merger Sub II”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Transaction Agreement, dated as of August 21, 2021 (the “Transaction Agreement”), by and among the Partnership, the Partnership GP, REIT LLC, REIT Subsidiary, Landmark Dividend, LM Infra, LM DV Infra, Merger Sub and Merger Sub II. Pursuant to the Transaction Agreement and subject to the satisfaction or waiver of certain conditions therein, LM Infra will acquire all of the assets of the Partnership through the following series of transactions: (a) LM DV Infra will acquire subsidiaries of REIT Subsidiary and REIT LLC (the “Equity Sale”), (b) REIT LLC will then merge with and into REIT Subsidiary, with REIT Subsidiary surviving the merger (the “First REIT Merger”), (c) REIT Subsidiary will then merge with and into the Partnership, with the Partnership surviving the merger (the “Second REIT Merger”), (d) Merger Sub II will then merge with and into the Partnership (the “First Partnership Merger”), with the Partnership surviving the First Partnership Merger and (e) the Partnership will then merge with and into Merger Sub (the “Second Partnership Merger” and, together with the Equity Sales, the First REIT Merger, Second REIT Merger and the First Partnership Merger, the “Transactions”), with Merger Sub surviving the Second Partnership Merger. As a result of the Transactions, the Common Units will be delisted from the NASDAQ Global Market.

Under the terms of the Transaction Agreement, at the effective time of the First Partnership Merger (the “First Partnership Merger Effective Time”), (a) each issued and outstanding Common Unit, other than those Common Units owned by Landmark Dividend or its Affiliates (as defined below) (such Common Units, the “Landmark Dividend Common Units”), will be converted into the right to receive $16.50 per Common Unit in cash without any interest thereon (the “Partnership Unaffiliated Unitholders Consideration”); (b) each issued and outstanding Series A Preferred Unit (as defined in the Partnership Agreement) will be converted into the right to receive $25.00 plus the amount of any accumulated and unpaid distributions per Series A Preferred Unit in cash without any interest thereon; (c) each issued and outstanding Series B Preferred Unit (as defined in the Partnership Agreement) will be converted into the right to receive $25.00 plus the amount of any accumulated and unpaid distributions per Series B Preferred Unit in cash without any interest thereon and (d) each issued and outstanding Series C Preferred Unit (as defined in the Partnership Agreement) will be converted into the right to receive the greater of (1) $25.00 plus the amount of any accumulated and unpaid distributions per Series C Preferred Unit to, but not including, the date of the First Partnership Merger Effective Time plus the amount of any distributions that would have accrued from the date of the First Partnership Merger Effective Time to, but not including, the 50th Business Day following the First Partnership Merger Effective Time and (2) the sum of (i) the product of (x) the Alternative Conversion Amount (as defined in the Partnership Agreement) multiplied by (y) Partnership Unaffiliated Unitholders Consideration plus (ii) the amount of any accumulated and unpaid distributions for all prior Series C Distribution Periods (as defined in the Partnership Agreement) ending on or prior to the 20th Business Day following the First Partnership Merger Effective Time, per Series C Preferred Unit in cash without any interest thereon.

In addition, under the Transaction Agreement, the Partnership GP shall, subject to the requirements of the Partnership Agreement and the limitations of applicable law, cause the Partnership to declare and pay regular quarterly cash dividends of $0.20 per Common Unit to the holders of the Common Units with declaration, record and payment dates consistent with past practice.

To the extent applicable, holders of Common Units and Preferred Units, as applicable, immediately prior to the First Partnership Merger Effective Time will have continued rights to receive any distributions, without interest, with respect to such Common Units or Preferred Units, as applicable, with a record date occurring prior to the First Partnership Merger Effective Time that has been declared by the Partnership GP prior to the First Partnership Merger Effective Time or made by the Partnership with respect to such Common Units and Preferred Units, as applicable, in accordance with the terms of the Transaction Agreement and that remain unpaid as of the First Partnership Merger Effective Time.

The Transactions are subject to certain closing conditions, including approval by the holders of Common Units (the “Unitholders”) representing a majority of the issued and outstanding Common Units of the Transaction Agreement at a special meeting of Unitholders (the “Partnership Unitholder Meeting”).

A committee of the Board of Directors of the Partnership GP (the “Board”) consisting entirely of individuals that the Board determined satisfied the requirements set forth in the Partnership Agreement for service on a conflicts committee (the “Conflicts Committee”), by unanimous vote, in good faith, (a) determined that the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Transactions, are in the best interests of the Partnership, including the holders of Common Units other than the Partnership GP and its Affiliates (including the Buyer Parties and their Affiliates) (such holders, the “Partnership Unaffiliated Unitholders”), (b) approved the Transaction Agreement and the transactions contemplated thereby, including the Transactions, which action constituted “Special Approval” as defined in the Partnership Agreement, and (c) recommended that the Board approve the Transaction Agreement, the execution, delivery and performance of the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Transactions.

The Board, after considering various factors, including the unanimous determination and recommendation of the Conflicts Committee, determined that the Transaction Agreement and the transactions contemplated thereby, including the Transactions, are in the best interests of the Partnership and the Partnership Unaffiliated Unitholders and approved the Transaction Agreement and the transactions contemplated thereby, including the Transactions, and recommended that the Unitholders vote in favor of the Transaction Agreement and the transactions contemplated thereby, including the Transactions.

Concurrently with the filing of this Transaction Statement, the Partnership is filing with the Securities and Exchange Commission supplemental disclosure (the “Supplement”) under Regulation 14A of the Exchange Act, that supplements the definitive proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission on October 26, 2021 under Section 14(a) of the Exchange Act with respect to the Partnership Unitholder Meeting, at which Unitholders will be asked to consider and vote on a proposal to approve the Transaction Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Transaction Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, and the Supplement, is incorporated herein by reference in its entirety. Responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto and the Supplement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement and the Supplement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement and the Supplement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Transactions”

“Information Concerning the Partnership”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Transactions—Landmark Infrastructure Partners LP”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price and Cash Distribution Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Transaction Agreement—Distributions”

“The Transaction Agreement—Conduct of Business Pending the Transactions”

“Market Price and Cash Distribution Information”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Concerning the Partnership—Prior Public Offerings”

(f) Prior Stock Purchases. Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Transactions”

“Information Concerning the Partnership”

“Information Concerning the Buyer Parties and Landmark Dividend”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

“The Transactions—Effects of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions—Certain Material United States Federal Income Tax Consequences”

“The Transactions—No Dissenters’ or Appraisal Rights for Unitholders or Holders of Preferred Units”

“The Transactions—Accounting Treatment”

“Information About the Partnership Unitholder Meeting and Voting—Vote Required; How Common Units are Voted”

“The Transactions Proposal”

“The Transaction Agreement”

“Certain Material U.S. Federal Income Tax Consequences”

“Security Ownership of Certain Beneficial Owners, Management, Landmark Dividend and the Buyer Parties”

Annex A—Transaction Agreement

The information set forth in the Supplement is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Effects of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions—Financing of the Transactions”

“The Transactions—Provisions for Unaffiliated Security Holders”

“The Transactions—No Dissenters’ or Appraisal Rights for Unitholders or Holders of Preferred Units”

“The Transaction Agreement”

Annex A—Transaction Agreement

The information set forth in the Supplement is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Dissenters’ or Appraisal Rights for the Unitholders or Holders of Preferred Units”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—No Dissenters’ or Appraisal Rights for Unitholders or Holders of Preferred Units”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Transactions—Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a) (1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of Certain Persons in the Transactions”

“The Transactions—Background of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“Information Concerning the Buyer Parties and Landmark Dividend—Past Contacts, Transactions, Negotiations and Agreements Involving the Partnership and Affiliates of the Buyer Parties”

“Incorporation of Certain Documents by Reference”

The information set forth in the Supplement is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

“The Transactions—Effects of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions—Financing of the Transactions”

“The Transactions Proposal—The Proposal”

“Market Price and Cash Distribution Information”

“Information Concerning the Buyer Parties and Landmark Dividend—Past Contacts, Transactions, Negotiations and Agreements Involving the Partnership and Affiliates of the Buyer Parties”

Annex A—Transaction Agreement

The information set forth in the Supplement is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions—Financing of the Transactions”

“Information About the Partnership Unitholder Meeting and Voting—Record Date and Quorum Requirement”

“Information About the Partnership Unitholder Meeting and Voting—Vote Required; How Common Units are Voted”

“Information About the Partnership Unitholder Meeting and Voting—Common Units Beneficially Owned by the Partnership GP Directors and Executive Officers”

“The Transactions Proposal—Vote Required”

“Market Price and Cash Distribution Information”

“The Transaction Agreement”

“Information Concerning the Buyer Parties and Landmark Dividend—Past Contacts, Transactions, Negotiations and Agreements Involving the Partnership and Affiliates of the Buyer Parties”

“Incorporation of Certain Documents by Reference”

Annex A—Transaction Agreement

The information set forth in the Supplement is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Effects of the Transactions”

“The Transactions—Primary Benefits and Detriments of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions—Financing of the Transactions”

“The Transactions—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee”

“Delisting and Deregistration of Common Units and the Preferred Units”

Annex A—Transaction Agreement

The information set forth in the Supplement is incorporated herein by reference.

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

“The Transactions—Effects of the Transactions”

“The Transactions—Primary Benefits and Detriments of the Transactions”

“The Transactions—Financing of the Transactions”

“The Transaction Agreement”

“Market Price and Cash Distribution Information”

“Delisting and Deregistration of Common Units and the Preferred Units”

Annex A—Transaction Agreement

The information set forth in the Supplement is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

“The Transactions—Effects of the Transactions”

“The Transactions—Primary Benefits and Detriments of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

The information set forth in the Supplement is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

The information set forth in the Supplement is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

“The Transactions—Effects of the Transactions”

“The Transactions—Primary Benefits and Detriments of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

The information set forth in the Supplement is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

“The Transactions—Effects of the Transactions”

“The Transactions—Primary Benefits and Detriments of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions—Certain Material United States Federal Income Tax Consequences”

“The Transactions—Financing of the Transactions”

“The Transactions—Estimated Fees and Expenses”

“The Transaction Agreement”

“Certain Material U.S. Federal Income Tax Consequences”

“Market Price and Cash Distribution Information”

“Delisting and Deregistration of Common Units and the Preferred Units”

Annex A—Transaction Agreement

The information set forth in the Supplement is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

“The Transactions—Primary Benefits and Detriments of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

Annex B—Opinion of Evercore Group L.L.C.

The information set forth in the Supplement is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“Information About the Partnership Unitholder Meeting and Voting—Record Date and Quorum Requirement”

“Information About the Partnership Unitholder Meeting and Voting—Vote Required; How Common Units are Voted”

“The Transactions Proposal—Vote Required”

“The Transaction Agreement”

Annex A—Transaction Agreement

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

Annex B—Opinion of Evercore Group L.L.C.

The information set forth in the Supplement is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

The information set forth in the Supplement is incorporated herein by reference.

(f) Other Offers.

“The Transactions—Background of the Transactions”

The information set forth in the Supplement is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

The presentation materials prepared by Evercore Group L.L.C. and provided to the Conflicts Committee, dated July 22, 2021, July 30, 2021, August 2, 2021 and August 21, 2021 are set forth as Exhibits (c)(2) — (c)(5), respectively, hereto and are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee”

“The Transactions—Background of the Transactions”

“The Transactions—Unaudited Financial Projections of the Partnership”

“The Transactions—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—Estimated Fees and Expenses”

“Where You Can Find More Information”

Annex B—Opinion of Evercore Group L.L.C.

The written opinion of Evercore Group L.L.C. is attached to the Proxy Statement as Annex B and is incorporated herein by reference.

The information set forth in the Supplement is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested Unitholder or any representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Transactions—Background of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions—Financing of the Transactions”

“The Transactions—Estimated Fees and Expenses”

“The Transaction Agreement”

The information set forth in the Supplement is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses Relating to the Transactions”

“The Transactions—Financing of the Transactions”

“The Transactions—Estimated Fees and Expenses”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)-(b) Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Transactions”

“Summary Term Sheet—The Transactions”

“The Transactions—Effects of the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“Information Concerning the Buyer Parties and Landmark Dividend”

“Security Ownership of Certain Beneficial Owners, Management, Landmark Dividend and the Buyer Parties”

“Certain Purchases and Sales of Common Units or Preferred Units”

The information set forth in the Supplement is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)-(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Reasons for the Board’s Recommendation”

“The Transactions—Position of the Buyer Parties as to the Fairness of the Transactions”

“The Transactions—The Buyer Parties’ Purpose and Reasons for the Transactions”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions Proposal”

Annex A—Transaction Agreement

The information set forth in the Supplement is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

Regulation M-A Item 1010

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Historical Consolidated Financial Data”

“Incorporation of Certain Documents by Reference”

“Where You Can Find More Information”

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2020 is incorporated herein by reference.

The Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 is incorporated herein by reference.

(b) Pro Forma Information. Not applicable. Paragraph (b) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. Because the consideration payable pursuant to the Transactions will consist solely of cash, and, as a result, the Partnership Unaffiliated Unitholders will have no continuing interest in the Partnership after the Transactions, such pro forma data is not material to the Partnership Unaffiliated Unitholders and, as such, has not been presented.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Transactions and the Partnership Unitholder Meeting”

“Information About the Partnership Unitholder Meeting and Voting—Proxy Solicitation”

“The Transactions—Background of the Transactions”

“The Transactions—Reasons for the Conflicts Committee’s Recommendation”

“The Transactions—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee”

“The Transactions—Interests of Certain Persons in the Transactions”

“The Transactions—Estimated Fees and Expenses”

The information set forth in the Supplement is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of the Partnership (incorporated herein by reference to the Partnership’s Schedule 14A filed on October 26, 2021 with the SEC (as amended and as supplemented on December 2, 2021, the “Proxy Statement”).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to the Partnership Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release of the Partnership, dated August 23, 2021 (incorporated herein by reference to Exhibit 99.1 of the Partnership’s Current Report on Form 8-K, filed August 23, 2021).

(b)(1)	Debt Commitment Letter, dated as of August 21, 2021, by and among Truist Bank, Truist Securities, Inc., Citizens Bank, N.A., Royal Bank of Canada, RBC Capital Markets, The Toronto-Dominion Bank, New York Branch, TD Securities (USA) LLC and LM DV Infrastructure, LLC (incorporated herein by reference to Exhibit 99.3 of Landmark Dividend’s Schedule 13D/A, filed August 25, 2021).

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated July 22, 2021, for the Conflicts Committee.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated July 30, 2021, for the Conflicts Committee.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated August 2, 2021, for the Conflicts Committee.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated August 21, 2021, for the Conflicts Committee.

(d)(1)	Transaction Agreement, dated as of August 21, 2021, by and among the Partnership, the Partnership GP, REIT LLC, REIT Subsidiary, Landmark Dividend, LM Infra, LM DV Infra, Merger Sub and Merger Sub II (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Equity Commitment Letter, dated August 21, 2021, by and among Digital Colony Partners II, LP, LM DV Infra, LM Infra, Merger Sub and Merger Sub II (incorporated herein by reference to Exhibit 99.4 of Landmark Dividend’s Schedule 13D/A, filed August 25, 2021).

(f)(1)	Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 2, 2018 (incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K, filed on April 2, 2018).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 2, 2021

LM INFRA ACQUISITION COMPANY, LLC

By:	/s/ Steven Sonnenstein

Name:	Steven Sonnenstein
Title:	Chairman

LM DV INFRASTRUCTURE, LLC

By:	/s/ Steven Sonnenstein

Name:	Steven Sonnenstein
Title:	Chairman

DIGITAL LD MERGERCO LLC

By:	/s/ Steven Sonnenstein

Name:	Steven Sonnenstein
Title:	Chairman

DIGITAL LD MERGERCO II LLC

By:	/s/ Steven Sonnenstein

Name:	Steven Sonnenstein
Title:	Chairman

LANDMARK DIVIDEND LLC

By:	/s/ Arthur P. Brazy, Jr.

Name:	Arthur P. Brazy, Jr.
Title:	Chief Executive Officer

LANDMARK INFRASTRUCTURE PARTNERS LP

By: Landmark Infrastructure Partners GP LLC, its general partner

By:	/s/ George Doyle

Name:	George Doyle
Title:	Chief Financial Officer

Signature Page to Schedule 13E-3

LANDMARK INFRASTRUCTURE PARTNERS GP LLC

By:	/s/ George Doyle

Name:	George Doyle
Title:	Chief Financial Officer

LANDMARK INFRASTRUCTURE REIT LLC

By:	/s/ George Doyle

Name:	George Doyle
Title:	Chief Financial Officer

LANDMARK INFRASTRUCTURE INC.

By:	/s/ George Doyle

Name:	George Doyle
Title:	Chief Financial Officer

Signature Page to Schedule 13E-3